SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 10

North American Palladium, Ltd.

(Name of issuer)

Common Stock

(Title of class of securities)

656912102

(CUSIP number)

H. Steven Walton

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, address and telephone number of person authorized to receive notices and communications)

January 13, 2011

(Date of event which required filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check this box  ☐.

CUSIP No. 656912102
(1)	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Kaiser-Francis Oil Co. I.R.S. ID. #73-1006655
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO; WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 23,585,724
	(8)	Shared voting power None
	(9)	Sole dispositive power 23,585,724
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 23,585,724
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.1%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

Filed by Kaiser Francis Oil Company

In Connection with Transactions in the

Shares of North American Palladium, Ltd.

Pursuant to SEC Rule 13d-2, Kaiser Francis Oil Company, a Delaware corporation (“Kaiser Francis”), is filing this Amendment No. 10 to its Report on Schedule 13D to report the closing of a recent transaction the effect of which was to change its beneficial ownership of shares of the common stock (“Common Shares”) of North American Palladium, Ltd. (“North American” or the “Company”). Items in Kaiser Francis’ Schedule 13D (as amended by its Amendment Nos. 1 through 9) that are unchanged are excluded from this Amendment.

This amendment supplements, but does not alter, the earlier disclosures made by Kaiser Francis on its Schedule 13D with respect to North American (the “Schedule 13D”) or Amendment No. thereto (“Amendment Nos. 1 through 9”). Capitalized terms used in this Amendment and not otherwise defined are used as defined in the Schedule 13D and Amendment Nos. 1 through 9.

Item 3.	Source or Amount of Funds or Other Consideration.

Since the date of Amendment No. 9 to this Schedule 13D, Kaiser Francis has sold approximately 2,134,000 shares of Common Shares for total consideration (net of commissions) of $14,800,967.40. Additional information regarding such sales is set forth in response to Item 5 below, which information is incorporated by this reference into this Item 3.

Item 4.	Purpose of Transaction.

Kaiser-Francis incorporates by this reference its answer to Item 3 above.

Item 5.	Interest in Securities of the Issuer.

Kaiser-Francis holds 15.1% of North American Common Shares, consisting of 23,585,724 shares of which Kaiser-Francis has potential sole voting power and sole dispositive power.

Description of the sales transactions:

Date	Number of Common Shares Sold	Price per Common Share	How effected
12/14/2010	1,000,000	6.4185	Open market
01/13/2011	434,000	7.4326	Open market
01/17/2011	700,000	7.4575	Open market

Kaiser Francis has not purchased or received shares of Common Stock since Amendment No. 9 to this 13-D.

Item 6.	Contracts, Arrangements, Understandings or Relationships.

No changes.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/18/2011

Signed:	/s/ Ken Kinnear
Ken Kinnear,
Vice President and
Treasurer